

02006904

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 45728

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 01 2002
143
PROCESSING
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WMA Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11315 Johns Creek Parkway
(No. and Street)

Duluth	Georgia	30097
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Clause (770) 453-9300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company, P.C.
(Name — *if individual, state last, first, middle name*)

3490 Piedmont Road, Suite 1212,	Atlanta	Georgia	30305
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Clause, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WMA Securities, Inc., as of December, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



KALA S. JARNAGIN
MY COMMISSION EXPIRES
NOV 19 2005
DEKALB CO. GEORGIA
NOTARY PUBLIC

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
WMA Securities, Inc.:

We have audited the accompanying statements of financial condition of WMA Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WMA Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio & Company, P.C.

Atlanta, Georgia
February 26, 2002

RUBIO & COMPANY, P.C.

WMA SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$4,933,456	$2,996,685
Cash segregated under federal regulations (Note C)	459,865	3,150,416
Receivable from clearing broker dealer	86,588	45,672
Insurance claim receivable	-	343,979
Commissions receivable	463,330	66,639
Receivable from related parties (Note D)	290,265	1,735,620
Prepaid insurance	3,029,555	757,641
Other receivables	708,626	2,440
Deposit with clearing broker dealer	25,000	25,000
Other assets	36,869	21,610
Total assets	$10,033,554	$9,145,702

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities:		
Accounts payable and accrued expenses	$4,534,027	$2,789,447
Payable to clearing organization	-	1,052,320
Commissions payable	36,765	40,036
Agents' deposits	494,815	491,241
Payable to related party (Note D)	33,882	-
Other liabilities	177,779	190,435
Total liabilities	5,277,268	4,563,479
Stockholder's equity (Note D):		
Common stock, $1 par value; authorized 10,000 shares, issued and outstanding 500 shares	500	500
Additional paid-in capital	8,377,750	2,175,250
Retained earnings (deficit)	(3,621,964)	2,406,473
Total stockholder's equity	4,756,286	4,582,223
Total liabilities and stockholder's equity	$ 10,033,554	$9,145,702

The accompanying notes are an integral part of these financial statements.